TAHOE REVISES 2017 GUIDANCE FOR GOLD OPERATIONS AND PROVIDES
UPDATED RESERVES AND RESOURCES AT TIMMINS WEST

VANCOUVER, British Columbia – September 21, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) announced today updated 2017 guidance for its gold operations. Due to ongoing interruption of operations at Escobal, multi-year guidance remains under review for all operations. Despite this interruption, the Company’s balance sheet remains strong with cash and cash equivalents of more than $185 million at the end of August 2017. The Company’s gold operations are performing well and represent an increasingly meaningful contribution to the overall financial performance of the Company. Expansion projects at Shahuindo and Bell Creek are expected to increase production to more than 500,000 ounces annually beginning in 2019.

Revised 2017 Gold Guidance by Mine

The Company has increased its guidance for gold production to 400,000 to 450,000 ounces for 2017. The increase in the Company's revised gold production guidance for the remainder of 2017 is due in large part to the positive mine plan reconciliation experienced at La Arena year to date. The positive production reconciliation at La Arena has prompted the Company to initiate a drilling program in the fourth quarter to better define the mineralization below the Calaorco pit with the goal of extending the mine life.

Total cash costs and all-in sustaining costs per ounce of gold produced have been revised downward. Total cash cost estimates have been decreased by $50 per ounce to an estimated $650 to $700 per ounce, reflecting the higher anticipated production levels and better than anticipated cost performance year to date. Likewise, all-in sustaining costs have decreased by $100 per ounce to a guidance range of $1,050 to $1,150 per ounce, driven by higher production and lower capital and exploration costs.

					All-in Sustaining		Project		Sustaining
	Production		Cash Costs		Costs		Capital		Capital		Exploration
	(gold – koz)		($/oz)		($/oz)		($ millions)		($ millions)		($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
La Arena	145	155	750	800	1,000	1,100	-	-	25	27	6	8
La Arena – revised	170	190	650	700	950	1,000	-	-	25	35	2	4
Shahuindo	65	85	750	800	1,600	1,700	75	90	50	55	12	15
Shahuindo – revised	65	80	750	800	1,450	1,550	40	45	25	45	4	6
Timmins	165	185	650	700	1,000	1,100	75	85	50	55	17	20
Timmins – revised	165	180	650	700	1,000	1,100	60	70	50	55	8	10
Gold total	375	425	700	750	1,150	1,250	150	175	125	137	35	43
Gold total – revised	400	450	650	700	1,050	1,150	100	115	100	135	14	20

(1)

Total cash costs on a gold ounce produced basis and all-in-sustaning costs on a gold ounce produced basis are considered to be non-GAAP financial measures. See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” at the end of this release.

(2)	Gold production range of 400,000 to 450,000 ounces does not include gold ounces produced in concentrate from the Escobal mine.
(3)	Numbers may not calculate due to rounding.

Capital expenditure estimates for 2017 have also been revised downward. Project capital has been decreased by $50 million to an estimated $100 to $115 million, versus the initial 2017 guidance of $150 to $175 million. The reduction in project capital reflects the deferral in timing of certain ancillary capital projects at Shahuindo and Timmins, and prudent capital management by the Company. Both major projects – the Shahuindo Expansion and the Bell Creek Shaft Project – remain within their total project budgets of $80 million respectively.

Sustaining capital has been decreased to $100 to $135 million, a decrease of $25 million to the lower end of the initial guidance range. The decrease in sustaining capital is due to a shift in timing of spending on certain projects at Shahuindo, however this is not expected to delay production at the gold operations to more than 500,000 ounces in 2019.

In part due to the ongoing uncertainty at Escobal, discretionary exploration spending has been reduced by $20 million to an estimated $14 to $20 million for 2017, compared to the initial guidance of $35 to $43 million for the gold operations. The reduction is attributable to longer-term exploration projects. Current exploration efforts are focused on near-term projects with ability to positively impact medium-term production and contribute 2 to 4 million ounces of gold reserves and resources by 2020.

No changes are anticipated to the initial guidance on corporate general and administrative expenses of $45 to $55 million.

Capital Projects Update

Shahuindo Expansion

Construction of the initial 12,000 tpd crushing and agglomeration circuit is now 90% complete, with commissioning anticipated in the coming weeks. Engineering is substantially complete on the additional 24,000 tpd crushing and agglomeration plant and the Company is finalizing purchase orders for the equipment. The project remains on schedule and budget for commissioning by mid-year 2018. The project is planned to reach the full 36,000 tpd production rate by the end of 2018, providing an expected 80% ultimate gold recovery, in line with the pre-feasibility study.

Bell Creek Shaft Project

The Bell Creek Shaft Project continues on schedule and budget. Excavation of the first two pilot raises is complete and shaft benching to enlarge to the final dimension continues to progress as expected. Excavation of the third and final pilot raise was initiated at the bottom level of 1,040 meters. Shaft rehabilitation and furnishing continues to progress well and is complete down to a depth of 433 meters with new sets, guides and services installed. On the surface, demolition of the historical hoisting plant was completed in Q2, and foundation work for the new hoist and headframe is now complete. The new administration building is complete and occupied and construction of the new security building is in progress.

Timmins West Mineral Resource and Reserve Update

The Company is pleased to announce updated Mineral Resources and Mineral Reserves for Timmins West in Canada. At the Timmins West Mine, Measured and Indicated Mineral Resources total 1.02 million ounces of gold. The Company had significant growth in reserves attributable to the initial Mineral Reserve for the 144 Gap deposit. Proven and Probable Mineral Reserves at Timmins West increased from 233,000 ounces of gold at an average grade of 3.7 gpt as reported January 1, 2017 to 738,000 ounces of gold at an average grade of 3.2 gpt effective May 15, 2017.

	Classification	Tonnes	Au Grade (g/t)	Au Ounces
Mineral Resources	Measured	361,000	4.95	57,500
	Indicated	7,539,000	3.99	966,500
	Measured & Indicated	7,900,000	4.03	1,024,000
	Inferred	1,092,000	3.80	133,400

Mineral Reserves	Proven	407,000	3.61	47,200
	Probable	6,745,000	3.18	690,600
	Proven & Probable	7,152,000	3.21	737,800

(1)	The effective date of the Mineral Resource and Mineral reserve estimates is May 15, 2017.
(2)	The basis of the Mineral Resource and Mineral Reserve estimates is from National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017.
(3)	Mineral Resources are reported using a gold cut-off grade of 1.5 g/t.
(4)	Mineral Reserves are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz.
(5)	Mineral Reserves are included in Mineral Resources.

The Mineral Resource and Mineral Reserve estimates for the Timmins West Mine are supported by an updated technical report, National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017 which is available on SEDAR at www.sedar.com.

Escobal Update

The Company’s efforts in Guatemala are focused on reaching a peaceful and expeditious conclusion to the road block at Casillas, which is approximately 16 kilometers away from the operations in San Rafael Las Flores. Upon resolution, the Company expects to resume production at Escobal within a week.

On September 10, 2017, the Company reported that the Guatemalan Supreme Court issued a decision that reinstated the Escobal mining license. As part of its decision, the Supreme Court ordered MEM to conduct a consultation under ILO Convention 169 with the Xinca indigenous communities within certain departments or states within 12 months. The Company is now seeking clarification from the Supreme Court on the specific geographical areas to be included in MEM’s consultation process. CALAS has appealed the Supreme Court’s ruling to the Constitutional Court partly on the grounds that it discriminates against the Xinca. The Company understands that the Xinca Parliament has not appealed the Supreme Court’s decision. The Constitutional Court is expected to rule on all appeals by the end of the year.

During the period in which the Company’s mining license was temporarily suspended, the Company’s annual export credential for the exportation of metals concentrate expired. The Company filed its request to renew the export credential with MEM in the ordinary course in June 2017. The renewal of the export credential became contingent on the Court’s reinstatement of the Escobal mining license. In addition to the clarification motion, therefore, the Company has petitioned the Supreme Court to order MEM to provide the routine administrative annual renewal of Escobal’s export credential.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: +1.775.448.5812

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES

Total cash costs

The Company has guided total cash costs on a gold ounce produced basis for the La Arena, Shahuindo and Timmins mines, and the gold operating segment in total. The Company follows the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Company believes this generally accepted industry measure is a realistic indicator of operating performance and is useful in performing year over year comparisons. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS, and this measure, taken by itself, is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Total cash costs are divided by the number of gold ounces produced to calculate per ounce figures. When deriving the total cash costs associated with an ounce of gold, the Company deducts by-product credits from sales which are incidental to producing gold.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced gold to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

Calculations included in this press release are for demonstration purposes and have been calculated using the mid-point of each range.

Total cash costs per ounce of produced gold

			Timmins
	La Arena	Shahuindo	mines	Total
Total operating costs	$121,500	$54,200	$118,200	$293,950
Gold ounces produced (000’s)	180	70	175	425

Total cash costs per ounce produced	$675	$775	$675	$692

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs (“AISC”) as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

AISC include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

All-in sustaining costs per ounce of gold produced

			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs	$121,500	$54,250	$118,200	$293,950
Sustaining capital	30,000	35,550	52,000	117,550
Exploration	3,000	5,000	4,000	12,000
Reclamation cost accretion	1,000	220	2,500	3,700
General and administrative expenses	20,000	10,000	7,100	37,100
All-in sustaining costs	$175,500	$105,000	$183,800	$464,300
Gold ounces produced (000’s)	180	70	175	425

All-in sustaining costs per ounce produced	$975	$1,500	$1,050	$1,100

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, the timing and amount of estimated future production, costs of production, capital expenditures, exploration expenses, free cash flow, currency exchange rate fluctuations, requirements for additional capital; progress and timing for completion of the Shahuindo expansion and Bell Creek shaft projects; estimates of Mineral Resources and Mineral Reserves at Timmins West; the future price of silver, gold, lead and zinc; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; timing and possible outcome of pending litigation, including any review or appeal of the definitive decision from the Supreme Court of Guatemala which reinstated the Company’s mining license in respect of the Escobal mine; the timing and results of the petition for the annual renewal of Escobal’s export credential; the time for appeals to be heard and decided and the likelihood of the decision being overturned by the Constitutional Court in Guatemala; the timing, results and implications to the Company of the court-ordered consultation process; the timing and likelihood of the road blockage being peacefully cleared and resolved; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs, sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs, availability of water for the Shahuindo expansion project and ability to achieve goals. In respect of the forward-looking statements concerning production estimates, costs of production, capital expenditures, exploration expenses, free cash flow, currency exchange rate fluctuations, requirements for additional capital, progress and timing for completion of the Shahuindo expansion and Bell Creek shaft projects; estimates of Mineral Resources and Mineral Reserves at Timmins West on the Company’s operations, financial condition and liquidity, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted and roadblock is cleared, re-issuance of licenses affecting the operation of the Company’s mines, and relationships with our partners, including employees, vendors and community populations.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, silver, gold, lead and zinc price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labor and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines or projects; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.

For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the second quarter of 2017 filed on SEDAR and with the SEC on August 8, 2017 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESERVES AND RESOURCES

The Mineral Resource and Mineral Reserve estimates contained in this Press Release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions.

For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Press Release containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.